Submitted via EDGAR

December 20, 2006

David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549


Re:  CEC Entertainment, Inc.
     Item 4.02 Form 8-K
     Filed November 14, 2006
     File No. 1-13687

Dear Sir,

This letter is in response to your letter dated December 14, 2006 containing comments with respect to the Item 4.02 disclosures of the Form 8-K referenced above. The Company has revised its document to comply with your comments and has filed an amendment to the Item 4.02 Form 8-K on the same date as this letter. Specific response to your comments are as follows:

Comment 1: Please expand your disclosure to state the date of the conclusion regarding the non-reliance on your historical financial statements. In addition, clarify to disclose which 'certain' prior period financial statements will be restated to correct the accounting errors related to stock based compensation. See Item 4.02(a)(1) of the Form 8-K.

Company's response to Comment 1: The Company has amended the Item 4.02 disclosure to state:
o the conclusion regarding non-reliance on the historical financial statements was reached on November 10, 2006; and
o because the review is ongoing, the Company has not determined the amount to be recorded in any specific periods.
The statement that the Company would 'restate certain of its prior period financial statements to correct accounting errors' has been deleted. The Company has not determined specific prior period financial statements to be restated and has submitted a pre-clearance request dated December 15, 2006, to the Office of

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the Chief Accountant  seeking guidance with regard to various  accounting issues associated with the Company's prior stock grant. A copy of the pre-clearance request was also provided to the Division of Corporation Finance.

SEC Comment 2: Please expand to provide a statement of whether the audit committee, or the board of directors in absence of an audit committee, discussed the matters disclosed herein with your independent registered public accounting firm. See Item 4.02(a)(3) of the Form 8-K.

Company's response to Comment 2: The Company has amended the Item 4.02 disclosure to state the Company's Audit Committee and management have discussed the matters disclosed in the Item 4.02 with the Company's independent registered public accounting firm.

As requested in your letter dated December 14, 2006, the Company acknowledges that:
o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the amended Item 4.02 disclosure and the acknowledgement in this letter respond to all of your comments. If you have any questions or need any additional information, please contact me.

Sincerely,


Christopher D. Morris
Executive Vice President, Chief Financial Officer
CEC Entertainment, Inc.
4441 West Airport Freeway
Irving, Texas 75062
Office: (972) 258-4525
Fax: (972) 258-5524
Mobile: (972) 489-3199


cc:  Jens Mielke, Engagement Partner, Deloitte & Touche LLP